Exhibit 99.1

NYSE, TSX: NTR	News Release

July 16, 2018

Nutrien Announces Agreement to Acquire Agrible Inc.,

Strengthening Digital Ag and Omni-Channel Capabilities

Nutrien Ltd. (“Nutrien”) announced today that it has entered into a definitive agreement to acquire Agrible, Inc. (“Agrible”) for total consideration of $63-million. Agrible is a digital agriculture company with an advanced platform and product offering that includes a broad set of agronomic and on-farm advisory tools, data science capabilities, predictive analytics and a global sustainability business that connects growers with leading agricultural, food and consumer products companies to measure, benchmark and empower sustainable crop production.

Agrible’s platform is currently being utilized by growers and sustainability partners across numerous global geographies, with the U.S. representing the company’s largest commercial market. Its primary digital product offerings include Morning Farm Report®, Spray Smart®, Nutrient Engine and Find My Seed®, which are accompanied by numerous other complementary digital and mobile offerings. Based in Champaign, Illinois, Agrible currently has 55 employees, with approximately 17,000 grower users that represent approximately 11 million acres in aggregate.

“The acquisition of Agrible is consistent with our strategy of investing in the growth of Nutrien’s Retail business to further strengthen and differentiate our leading global position,” said Chuck Magro, President & CEO of Nutrien. “We expect to recognize significant strategic and financial benefits from the transaction by leveraging Agrible’s capabilities to deliver unique, value-enhancing solutions across our Retail network.”

“Agrible has developed a very impressive set of digital agronomic and sustainability tools which can be immediately incorporated into our existing digital platform,” commented Mike Frank, President of Nutrien Ag Solutions. “These will strengthen the unique omnichannel offering that we have created by combining the independent knowledge and customer focus from our local agronomist network and our extensive distribution system, ensuring our customers get the best products, services, agronomy advice and e-commerce convenience. Agrible has also developed an industry leading sustainable ag platform and solution, developed through strong partnerships with some of the world’s most prominent food and beverage companies. We are excited to welcome Agrible’s talented team to Nutrien Ag Solutions’ digital organization and to expand our presence into Champaign, Illinois,” added Frank.

“Agrible has dedicated its business strategy and development activity to building market-leading data science and digital tools that provide growers with the information and insights they need, when and where they need them,” said Paul Miller, Chief Science Officer & Co-Founder of Agrible. “We have a strong fundamental belief that the most effective means of scaling and delivering the value of Agrible’s tools is by leveraging and empowering the important role that agricultural retailers play in supporting growers’ ability to sustainably maximize crop production. As a result, this exciting combination with Nutrien Ag Solutions is the ultimate validation of our strategy and the ideal platform to significantly scale-up the capabilities that we have built, while continuing to grow and enhance the value we provide our global sustainability customers.”

The transaction is expected to close in late July 2018.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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